

April 21, 2011

James T. Crines
Executive Vice President, Finance and
Chief Financial Officer
Zimmer Holdings, Inc.
345 East Main Street
 Warsaw, Indiana 46580

> **Re: Zimmer Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-16407**

Dear Mr. Crines

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 28

1. We note from your disclosures on page 60 that you have not recorded U.S. deferred income taxes on approximately $2.2 billion on foreign subsidiaries' unremitted earnings. It appears as though a portion of your cash balances will not be available for use in the U.S. unless they are repatriated into the U.S. To the extent a significant portion of your cash and cash equivalent balances will not be available in the U.S., please revise future filings to quantify the amount of cash and cash equivalents that are currently held by your foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Note 19 – Commitments and Contingencies

Product Liability-Related Claims, page 63

2. We note your disclosures regarding your accruals for your *Durom*-Cup product liability cases. We further note that your disclosure which indicates that your actual claims and payments could differ from your estimates which could result in further changes to your *Durom*-Cup liability.   To the extent an exposure to loss exists in excess of the your accruals, please revise your disclosure in future filings to disclose either (i) an estimate of the possible loss or range of loss or (ii) a statement that such an estimate cannot be made. Refer to FASB ASC paragraphs 450-20-50-3 and 4.

Item 9A. Controls and Procedures, page 67

3. We note your statement that "…no control system, no matter how well designed and operated, can provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief